EXHIBIT 23.1

WILLIAM M. COBB & ASSOCIATES, INC.

March 3, 2014

Contango Oil & Gas Company
717 Texas Ave, Suite 2900
Houston, Texas 77002

Re:    Contango Oil & Gas Company, Transition Report on Form 10-K

Gentlemen:

The firm of William M. Cobb & Associates, Inc. consents to the use of its name and to the use of its report regarding Contango Oil & Gas Company’s Proved Reserves and Future Net Revenues in Contango’s Transition Report on Form 10-K for the six months ended December 31, 2013.

William M. Cobb & Associates, Inc. has no interests in Contango Oil & Gas Company or in any affiliated companies or subsidiaries and is not to receive any such interest as payment for such reports and has no director, officer, or employee otherwise connected with Contango Oil & Gas Company. Contango Oil & Gas Company does not employ us on a contingent basis.

Yours very truly,

WILLIAM M. COBB & ASSOCIATES, INC.

/s/ F.J. MAREK
F.J. MAREK, P.E.
Senior Vice President